EXECUTION VERSION

FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of October 18, 2008 (this “Amendment”), is by and among Fertitta Holdings, Inc., a Delaware corporation (“Parent”), Fertitta Acquisition Co., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), Tilman J. Fertitta (“Fertitta”), solely for purposes of Sections 7.10, 9.03(b) and Article X of the Merger Agreement (as defined below), and Landry’s Restaurants, Inc., a Delaware corporation (the “Company”). All capitalized terms used and not otherwise defined herein have the meanings ascribed to them in the Merger Agreement.

RECITALS

WHEREAS, the parties have entered into that certain Agreement and Plan of Merger, dated as of June 16, 2008 (the “Merger Agreement”);

WHEREAS, Parent, Merger Sub and Fertitta have proposed to the Special Committee that the Merger Agreement be amended to provide for a revised Merger Consideration of $13.50 per Share in cash, as well as certain other amendments, and have delivered to the Special Committee amended Financing Commitments, which, based upon a Merger Consideration of $13.50 per Share in cash, would provide sufficient funds for the consummation of the Transactions and any repayment or refinancing of the Company’s indebtedness contemplated in connection with the Transactions;

WHEREAS, the Special Committee has received the opinion of Cowen and Company, LLC, dated the date of this Amendment, to the effect that, as of the date of such opinion, the revised Merger Consideration of $13.50 per Share in cash is fair, from a financial point of view, to the holders of the Company Common Stock, other than Fertitta and any other holders who will become Affiliates of, or direct or indirect investors in, Parent or Merger Sub;

WHEREAS, the Boards of Directors of Parent and Merger Sub and the Special Committee (with authority delegated by the Board) and the Board have each determined that it is in the best interests of their respective stockholders to consummate the Merger, upon the terms and subject to the conditions of the Merger Agreement, as amended by this Amendment, of Merger Sub with and into the Company in accordance with the DGCL, and the Special Committee and Boards of Directors have approved the Merger Agreement, as amended by this Amendment, and the Special Committee and the Board have declared its fairness and advisability and have recommended that the Merger Agreement, as amended by this Amendment, be adopted by the Company’s stockholders; and

WHEREAS, accordingly, the parties desire to amend the Merger Agreement in the manner more particularly described below.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Parent, Merger Sub and the Company hereby agree as follows:

Section 1.01. Amendment to WHEREAS clause. The dollar amount “$21.00” set forth in the second WHEREAS clause in the Merger Agreement is hereby amended to be “$13.50”.

Section 1.02 Amendment to Material Adverse Effect definition. The definition of “Material Adverse Effect” in Section 1.01 of the Merger Agreement is hereby amended by deleting such definition in its entirety and replacing it with the following:

“Material Adverse Effect” means any event, development, change or circumstance (any such item, an “Effect”) that, either individually or in the aggregate, has caused or would reasonably be expected to cause a material adverse effect on the condition (financial or otherwise), results of operations, assets, liabilities (contingent or otherwise), properties, solvency, business, management or material agreements of the Company and its subsidiaries taken as a whole, except in each case for any Effect resulting from, arising out of or relating to any of the following, either alone or in combination: (A) any change in or interpretations of GAAP or any applicable Law, including Gaming Laws and Liquor Laws; (B) any change in interest rates or general economic conditions (i) in the industries or markets in which the Company or any of its subsidiaries operates, (ii) affecting the United States or foreign economies in general or (iii) in the United States or foreign financial, banking or securities markets, in each case which changes do not affect the Company and its subsidiaries to a materially disproportionate degree; (C) any natural disaster or act of God; (D) any act of terrorism or outbreak or escalation of hostilities or armed conflict; (E) the public announcement or pendency of this Agreement or the consummation of the Transactions, including (i) the identity of the acquiror, (ii) any delays or cancellations of orders, contracts or payments for the Company’s products or services, (iii) any loss of customers or suppliers or changes in such relationships or (iv) any loss of employees or labor disputes or employee strikes, slowdowns, job actions or work stoppages or labor union activities; (F) any shareholder or derivative litigation arising from allegations of a breach of fiduciary duty relating to this Agreement or the Transactions; (G) changes in the share price or trading volume of the Company Common Stock or the failure of the Company to meet its projections or the issuance of revised projections that are more pessimistic than those in existence as of the date of this Agreement; (H) any increase in the cost or availability of financing to Parent or Merger Sub; (I) the taking of any action expressly provided by this Agreement or consented to by Parent or Merger Sub; (J) any action or omission of the Company or any of its subsidiaries taken at the direction of Fertitta outside the ordinary course of business and not approved by the Special Committee if then in existence or otherwise by resolution of a majority of Disinterested Directors; or (K) any facts actually known to Parent, Merger Sub or the Company on the date of this Amendment.

Section 1.03 Amendment to Section 3.01(a). Section 3.01(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(a) Conversion of Company Common Stock. Each Share (other than any Shares to be canceled pursuant to Section 3.01(b) and any Dissenting Shares) will be canceled and converted automatically into the right to receive $13.50 in cash (the “Merger Consideration”) payable, without interest, to the holder of such Share, upon surrender, in the manner provided in Section 3.02, of the Certificate that formerly evidenced such Share.

Section 1.04 Amendment to Section 4.09. The first sentence of Section 4.09 of the Merger Agreement is hereby amended by deleting such sentence in its entirety and replacing it with the following:

Except as disclosed in the Proxy Statement, there is no Action pending or, to the Company’s knowledge, threatened, against the Company or any of its subsidiaries or any property or asset of the Company or any of its subsidiaries that would, if adversely determined against the Company or any of its subsidiaries, reasonably be expected to have a Material Adverse Effect.

Section 1.05 Amendment to Section 5.05. Section 5.05 of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

SECTION 5.05 Absence of Litigation. Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect or as disclosed in the Proxy Statement, (a) there is no Action pending or, to Parent’s knowledge, threatened, against Parent or Merger Sub or any property or asset of Parent or Merger Sub and (b) neither Parent, Merger Sub nor any of their properties or assets is subject to any Order.

Section 1.06 Amendment to Sections 5.07(a) and 5.07(b). Sections 5.07(a) and 5.07(b) of the Merger Agreement are hereby amended by deleting such Sections in their entirety and replacing them with the following:

(a) Section 5.07(a) of the disclosure letter delivered by Parent to the Company immediately prior to the execution of this Agreement and as amended and delivered by Parent to the Company immediately prior to the execution of the Amendment (the “Parent Disclosure Letter”) sets forth true, accurate and complete copies of executed commitment letters, related term sheets, the market flex and securities demand letter and fee letters, each as amended as of the date of the Amendment, from Jefferies Funding LLC, Jefferies & Company, Inc., Jefferies Finance LLC and Wells Fargo Foothill, LLC (collectively, the “Debt Financing Commitments”), pursuant to which the lenders party thereto have agreed, subject only to the terms and conditions set forth therein, to provide or cause to be provided to Parent and/or Merger Sub debt financing in the amounts set forth therein for the purposes of financing the Transactions and related fees and expenses and the other purposes set forth therein (the “Debt Financing”).

(b) Section 5.07(b) of the Parent Disclosure Letter sets forth a true, accurate and complete copy of an executed equity commitment letter (the “Equity Commitment Letter” and, together with the Debt Financing Commitments, the “Financing Commitments”), dated as of the date of this Agreement and as amended as of the date of the Amendment, for Fertitta, pursuant to which Fertitta has committed to contribute to Parent that number of Shares (which Shares will be cancelled in the Merger as provided in Section 3.01(b)) and the other assets set forth in such letter in exchange for Equity Interests in Parent immediately prior to the Effective Time (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

Section 1.07 Amendment to Section 7.01(a). Section 7.01(a) of the Merger Agreement is hereby amended by deleting the following proviso in its entirety:

provided, further, however, that the Company shall not be required to mail the Proxy Statement to its stockholders, or to call, give notice of, convene or hold the Special Meeting (as defined below), on or prior to the Go-Shop Period End Date

Section 1.08 Amendment to Section 7.03(a). Section 7.03(a) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of the Amendment and continuing until 11:59 p.m., New York City time, on November 17, 2008 (the “Go Shop Period End Date”), the Company may, directly or indirectly, under the direction of the Special Committee (which has been authorized to act on behalf of the Board and the Company with respect to any action permitted or contemplated by this Section 7.03): (i) initiate, solicit and encourage Acquisition Proposals, including by way of public disclosure and by way of providing access to non-public information to any person (each a “Solicited Person”) pursuant to one or more Acceptable Confidentiality Agreements; and (ii) enter into and maintain, or participate in, discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or the making of any Acquisition Proposals.

Section 1.09 Amendment to Section 7.10(b)(iii). Section 7.10(b)(iii) of the Merger Agreement is hereby amended by deleting such Section in its entirety and replacing it with the following:

(iii) Fertitta is the sole and beneficial owner (it being understood and agreed that, for purposes of this Section 7.10, such beneficial ownership does not include any rights with respect to stock options, derivatives, swaps or other arrangements) of an aggregate of 6,131,481 shares of Company Common Stock as of the date of the Amendment (such Shares, or any other voting or Equity Interests of the Company hereafter acquired by Fertitta prior to the Voting Agreement Termination, but excluding any Shares or other voting or Equity Interests of the Company Transferred by Fertitta as permitted by Section 7.10(c), being referred to herein collectively as the “Fertitta Shares”);

Section 1.10 Amendment to Section 7.10. Section 7.10 of the Merger Agreement is hereby amended by adding the following as Section 7.10(e):

(e) Notwithstanding anything to the contrary contained herein, any Shares acquired by Fertitta after the date of this Agreement (i) shall be counted towards determining the presence of a quorum at the Special Meeting but shall not be counted towards determining whether this Agreement has been adopted by the Requisite Stockholder Vote at the Special Meeting and (ii) in the event of the termination of this Agreement pursuant to Section 9.01(d)(ii), shall be voted at the direction of the Special Committee at any stockholders meeting (including any adjournment or postponement thereof) called for the purpose of considering the approval of the Superior Proposal giving rise to such termination.

Section 1.11 Amendment to Sections 8.02(d) and 8.02(e). Sections 8.02(d) and 8.02(e) of the Merger Agreement are hereby amended by deleting such Sections in their entirety and replacing them with the following:

(d) Maximum Dissenting Shares. The holders of not more than 12% of the Company Common Stock outstanding immediately prior to the Effective Time shall have properly exercised appraisal rights with respect thereto in accordance with applicable Law.

(e) Debt Financing Conditions. The conditions set forth in paragraph 5 and each Financial Performance Condition (as defined in paragraph 4) under “General Conditions” in Exhibit E to the Debt Financing Commitments, and the condition set forth in Section 4(d) of the amendment to the Debt Financing Commitments dated as of the date of the Amendment, shall have been satisfied or waived.

Section 1.12 Amendment to definition of “Outside Date”. The definition of “Outside Date” set forth in Section 9.01(b)(i) of the Merger Agreement is hereby amended to be February 28, 2009.

Section 1.13 Amendment to Section 9.03(b). The paragraph immediately following Section 9.03(b)(iii) is hereby amended by deleting the definition of “Termination Fee” and replacing it with the following:

“Termination Fee” means $15,000,000 (the “Post Go-Shop Termination Fee”); provided, however, that “Termination Fee” shall mean $3,400,000 (the “Go-Shop Termination Fee”) if the Acquisition Proposal that results in the action or event that forms the basis for such termination is submitted by an Excluded Party before the Go-Shop Period End Date and the right to terminate this Agreement arises, with respect to such Acquisition Proposal, no later than the Go-Shop Period End Date.

Section 1.14 Amendment to Section 9.03(c). The paragraph immediately following Section 9.03(c)(ii) is hereby amended by deleting the definition of “Parent Termination Fee” and replacing it with the following:

“Parent Termination Fee” means $15,000,000 (the “Second Tier Parent Termination Fee”); provided, however, that “Parent Termination Fee” shall mean $3,400,000 (the “First Tier Parent Termination Fee”) if the right to terminate this Agreement pursuant to Section 9.01(d)(i) arises no later than the Go-Shop Period End Date.

Section 1.15 General Provisions.

(a) Governing Law. This Amendment shall be governed by, construed and enforced in accordance with, the Laws of the State of Delaware without regard to the conflict of laws principles thereof.

(b) Counterparts.  This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

(c) No Other Amendments. Except as set forth herein, the terms and provisions of the Merger Agreement will remain in full force and effect in accordance with their terms. On or after the date of this Amendment, each reference in the Merger Agreement to “this Agreement,” “hereunder,” “hereof,” “herein” or words of like import referring to the Merger Agreement shall mean and be a reference to the Merger Agreement as amended by this Amendment, and this Amendment shall be deemed to be a part of the Merger Agreement.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

FERTITTA HOLDINGS, INC.
By:
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

FERTITTA ACQUISITION CO.
By:
	Name:	Tilman J. Fertitta
	Title:	Chief Executive Officer and President

LANDRY’S RESTAURANTS, INC.
By:
Name:
Title:

The undersigned hereby (i) agrees to be bound by the provisions of Section 7.10 and Article X of the Merger Agreement, as amended by this Amendment, and (ii) acknowledges and accepts the provisions set forth in the last sentence of Section 9.03(b) of the Merger Agreement.

Tilman J. Fertitta